November 3, 2022

VIA EDGAR

Mr. Joseph Kempf

Ms. Inessa Kessman

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, NE, Washington, D.C. 20549

Re:	UMeWorld Limited
Amended Form 20-F for the year ended September 30, 2021
Filed February 17, 2022
File No. 000-30813

Dear Mr. Kempf and Ms. Kessman;

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission that were contained in the Staff’s letter dated September 20, 2022 to UMeWorld Limited with respect to the Amended Form 20-F for the Fiscal Year Ended September 30, 2021.

Amended Form 20-F Filed on February 17, 2022

Cover Page

In response to the Staff’s comments 1, 2, 3 & 4, the Company proposes to revise its disclosure as follows:

UMeWorld Limited (“UMeWorld BVI”) is not a Chinese operating company, but rather a holding company incorporated in the British Virgin Islands. “XinYiXun” or the “VIE” shall hereinafter refer to Guangzhou XinYiXun Network Technology Co. Ltd., a company organized under the laws of the PRC and the operating entity, which has entered into a series of variable interest entity agreements (the “VIE Agreements”) with WFOE (as defined below), an indirect subsidiary of UMeWorld BVI. “UMeLook Hong Kong” shall hereinafter refer to UMeLook Limited, a company formed under the laws of Hong Kong and a wholly-owned subsidiary of UMeWorld BVI. “WFOE” shall hereinafter refer to UMeLook (Guangzhou) Information Technology Co. Ltd., a Chinese company and wholly-owned subsidiary of UMeLook Hong Kong. “We,” the “Company” or the “Group” shall refer to the group of UMeWorld BVI, UMeLook Hong Kong, XinYiXun and the WFOE. The “Affiliated Entities” shall refer to UMeLook Hong Kong, WFOE, and XinYiXun.

As a holding company with no material operations of its own, UMeWorld BVI conducts substantially all of its operations through XinYiXun, the operating entity established in the PRC, which has entered into the VIE Agreements with WFOE. Neither UMeWorld BVI nor its subsidiaries own any share in XinYiXun, which is hereinafter referred to as the “VIE.” The contractual arrangements with respect to the VIE and WFOE are not equivalent to an equity ownership in the business of the VIE and the holders of our Ordinary Shares may never hold equity interests in XinYiXun unless the VIE Agreements are replaced with the direct ownership of XinYiXun by the WFOE. Instead, for accounting purposes, UMeWorld BVI is the primary beneficiary of XinYiXun’s business operations through the VIE Agreements, which enables us to consolidate the financial results of the VIE in our consolidated financial statements under U.S. GAAP. We have evaluated the guidance in Financial Accounting Standards Board Accounting Standards Codification 810 and determined that we are regarded as the primary beneficiary of the VIE for accounting purposes, as a result of our direct ownership in the WFOE and the provisions of the VIE Agreements. The VIE Agreements or the contractual structure is used to provide non-Chinese investors with exposure to foreign investment in China-based companies where Chinese laws impose certain restrictions on foreign ownership over such companies of certain categories. Consequently, the Company consolidates the accounts of VIE for the periods presented. Any references to control or benefits that accrue to UMeWorld BVI because of the VIE Agreements are limited to, and subject to conditions we have satisfied for consolidation of the VIE under U.S. GAAP. The VIE is consolidated for accounting purposes but is not an entity in which UMeWorld BVI owns equity. UMeWorld BVI does not conduct any active operations and is the primary beneficiary of the VIE for accounting purposes only.

In addition, the contractual agreements with the VIE have not been tested in court in China and this structure involves unique risks to investors. For example, the PRC government could disallow the VIE Arrangements, which would likely result in a material change in the Group’s operations and structure and significant change in the value of our securities, including it could cause the value of such securities to significantly decline or become worthless. See “Risk Factors—Risks Relating to Doing Business in China.”

Our Ordinary Shares are shares of the company incorporated in British Virgin Islands, not the shares of the operating entities. Because of the Group’s corporate structure, the Company or Group is subject to the risks due to uncertainty of the interpretation and the application of the PRC laws and regulations. For a description of our corporate structure and VIE contractual arrangements, see “Information of The Company – Organizational Structure” and also “Risk Factors - Risks Related to Our Corporate Structure.”

As we conduct substantially all of the operations in mainland China, we are subject to legal and operational risks associated with having substantially all of the operations in mainland China, including risks related to the legal, political and economic policies of the Chinese government, the relations between China and the United States, and changes in Chinese laws and regulations, which could result in a material change in the operations and/or cause the value of our ordinary shares to significantly decline or become worthless and affect our ability to offer or continue to offer securities to investors. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. On December 28, 2021, thirteen governmental departments of the PRC, including the Cyberspace Administration of China (the “CAC”), issued the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that an online platform operator, which possesses personal information of at least one million users, must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries. Because the current operations do not possess personal information from more than one million users at this moment, we do not believe that we are subject to the cybersecurity review by the CAC. In addition, as of the date of this report, we have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor have we received any inquiry, notice, or sanction related to cybersecurity review under the Cybersecurity Review Measures. As of the date of this report, no relevant laws or regulations in the PRC explicitly require us to seek approval from the China Securities Regulatory Commission (the “CSRC”) or any other PRC governmental authorities for our overseas listing plan, nor have we (including any of our subsidiaries or the VIE) received any inquiry, notice, warning or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities. In summary, the recent statements and regulatory actions by China’s government related to the use of variable interest entities and data security or antimonopoly concerns, have not affected our ability to conduct the business, accept foreign investments, or list on a U.S. or other foreign exchange. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on a U.S. or non-Chinese exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that would require XinYiXun, UMeWorld BVI or any subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S. See “Risk Factors - Risks Relating to Doing Business in China.”

In addition, UMeLook Hong Kong may transfer funds within our corporate group in the future. We think that the legal and operational risks associated with operating in mainland China also may apply to UMeLook Hong Kong’s future limited activities in Hong Kong, to the extent applicable to the transfers of funds in Hong Kong, if Hong Kong adopts certain rules, regulations or policy guidance with respect to currency exchange control. We believe, without in reliance on the opinion of Hong Kong legal counsel, that any regulatory actions related to data security or anti-monopoly concerns in Hong Kong may have very minimum impact or no impact at all on the Company’s ability to conduct its business, accept foreign investments, or list on a U.S. or foreign exchange because we currently do not and do not plan to have any substantive operations, including any data-related operations, in Hong Kong and UMeLook Hong Kong, our only subsidiary in Hong Kong, currently has no operations and is expected to have the sole function of transferring funds within the corporate group in the future without playing any other roles in Hong Kong. See “Risk Factors - Risks Relating to Doing Business in China.”

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Under our current corporate structure, to fund any cash and financing requirements UMeWorld BVI may have, UMeWorld BVI may rely on dividend payments from its subsidiaries. Furthermore, none of UMeWorld BVI, its subsidiaries, or the VIE has distributed any earnings or settled any amounts owed under the VIE Agreements, and nor does any of them have any plan to distribute earnings or settle amounts owed under the VIE Agreements in the foreseeable future. Additionally, the transfer of funds and assets between UMeWorld BVI and the Affiliated Entities is subject to restrictions. The PRC government imposes controls on the conversion of the RMB into foreign currencies and the remittance of currencies out of the PRC. XinYiXun, the PRC operating entity, receives substantially all of its revenue in RMB. As such we may convert a portion of XinYiXun’s revenue into other currencies to meet the foreign currency obligations, such as payments of dividends, if any. Shortages in the availability of foreign currency may restrict the ability of XinYiXun to remit sufficient foreign currency to pay dividends or other payments to UMeWorld BVI. However, there is no assurance that the Chinese government will not, in the future, intervene or impose further restrictions or limitations on XinYiXun’s ability to transfer cash out of mainland China and Hong Kong. See “Risk Factors - Risks Relating to Doing Business in China.” As of the date of this report, none of UMeWorld BVI’s subsidiaries or the VIE have made any dividends or distributions to UMeWorld BVI and UMeWorld BVI has made any dividends or distributions to its shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. If UMeWorld BVI determines to pay dividends on any of its Ordinary Shares in the future, as a holding company, it will be dependent on receipt of funds from UMeLook Hong Kong. UMeLook Hong Kong will rely on payments made from the WFOE and XinYiXun pursuant to the VIE Agreements. As of the date of this report, no cash transfer or transfer of other assets has occurred between UMeWorld Limited, any of its subsidiaries, and the VIE. As of the date of this report, none of UMeWorld BVI, its subsidiaries, or the VIE has a cash management policy.

Our Ordinary Shares may be prohibited from trading on a national exchange or “over-the-counter” markets under the HFCAA if the PCAOB determines it is unable to inspect or investigate completely our auditors for three consecutive years beginning in 2021. Further, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”) and on February 4, 2022, the U.S. House of Representatives passed the America Creating Opportunities for Manufacturing Pre-Eminence in Technology and Economic Strength (COMPETES) Act of 2022, or the COMPETES Act. If either the AHFCAA or COMPETES Act is enacted into law, it would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections or complete investigations for two consecutive years instead of three.

Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China and (2) Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. Since our participating auditor, HKCM CPA & Co. is located in Hong Kong, a jurisdiction where the PCAOB found it has been unable to inspect or investigate completely the audit work by auditors because of a position taken by the authorities in Hong Kong, which may impact our ability to remain listed on a United States or other foreign exchange. The related risks and uncertainties could cause the value of our shares to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections or investigation completely over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ordinary shares will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or as early as 2023 if proposed changes to the law are enacted. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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Page 36 Liquidity and Capital Resources

We are a holding company incorporated in the British Virgin Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of their respective after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. These limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments, or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

As of the date of this report, none of UMeWorld BVI’s subsidiaries or the VIE have made any dividends or distributions to UMeWorld BVI and UMeWorld BVI has made any dividends or distributions to its shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. If UMeWorld BVI determines to pay dividends on any of its Ordinary Shares in the future, as a holding company, it will be dependent on receipt of funds from UMeLook Hong Kong. UMeLook Hong Kong will rely on payments made from the WFOE and XinYiXun pursuant to the VIE Agreements. As of the date of this report, no cash transfer or transfer of other assets has occurred between UMeWorld Limited, any of its subsidiaries, and the VIE.

D. Risk Factors, page 8

In response to the Staff’s comments 5,6 & 7, the Company proposes to revise its disclosure as follows:

Risks Related to Our Corporate Structure and Restrictions on Our Industry

Because we conduct our agent business through XinYiXun, a VIE entity, if we fail to comply with applicable law, we could be subject to severe penalties and our business could be materially and adversely affected.

We operate our insurance agent business through XinYiXun, a VIE entity, pursuant to a series of contractual arrangements between WFOE and XinYiXun, as a result of which, under United States generally accepted accounting principles, the assets and liabilities of XinYiXun are treated as our assets and liabilities and the results of operations of XinYiXun are treated in all aspects as if they were the results of our operations. There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of the contractual arrangements between WFOE and XinYiXun.

4

If XinYiXun and WFOE or their ownership structure or the contractual arrangements are determined to be in violation of any existing or future PRC laws, rules or regulations, or XinYiXun fails to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking or suspending the business and operating licenses of XinYiXun;

●	discontinuing or restricting the operations of XinYiXun;

●	imposing conditions or requirements with which we or XinYiXun may not be able to comply;

●	requiring us, our WFOE, or XinYiXun to restructure the relevant ownership structure or operations which may significantly impair the rights of the holders of our Ordinary Shares; and

●	imposing fines to WFOE or XinYiXun.

We cannot assure you that the PRC courts or regulatory authorities may not determine that our corporate structure and contractual arrangements violate PRC laws, rules or regulations. If the PRC courts or regulatory authorities determine that our contractual arrangements are in violation of applicable PRC laws, rules or regulations, our contractual arrangements will become invalid or unenforceable, and XinYiXun will not be treated as a VIE entity and we will not be entitled to treat XinYiXun’s assets, liabilities and results of operations as our assets, liabilities and results of operations, which could effectively eliminate the assets, liabilities, revenue and net income of XinYiXun from our balance sheet and statement of income. This would most likely require us to cease conducting our business and would result in the delisting of our Ordinary Shares from the stock market where the Ordinary Shares will be traded and a significant impairment in the market value of our Ordinary Shares.

We rely on contractual arrangements with XinYiXun, a VIE entity, and its shareholders for the China operations, which may not be as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with XinYiXun and its shareholders to operate our business in China. For a description of these contractual arrangements, see “Business—Corporate History and Structure.” These contractual arrangements may not be as effective as the control provided by having a direct ownership in XinYiXun. We have no direct or indirect equity interests in XinYiXun or any of its branches. The VIE Agreements or the contractual structure is used to provide non-Chinese investors with exposure to foreign investment in China-based companies where Chinese laws impose certain restrictions on foreign ownership over such companies of certain categories. Consequently, the Company consolidates the accounts of VIE for the periods presented. Any references to control or benefits that accrue to UMeWorld BVI because of the VIE Agreements are limited to, and subject to conditions we have satisfied for consolidation of the VIE under U.S. GAAP. The VIE is consolidated for accounting purposes but is not an entity in which UMeWorld BVI owns equity. UMeWorld BVI does not conduct any active operations and is the primary beneficiary of the VIE for accounting purposes only. Furthermore, the contractual agreements with the VIE have not been tested in court in China and this structure involves unique risks to investors. For example, the PRC government could disallow the VIE Arrangements, which would likely result in a material change in the Group’s operations and structure and significant change in the value of our securities, including it could cause the value of such securities to significantly decline or become worthless

In addition, if we had direct ownership of XinYiXun, we could effect changes, subject to any applicable fiduciary obligations, at the management level. But under the current contractual arrangements, as a legal matter, if XinYiXun and its officers fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such VIE arrangements and rely on legal remedies under the PRC laws, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if XinYiXun refused to transfer its net profits to our WFOE, a wholly-owned subsidiary of UMeWorld BVI, pursuant to the VIE agreements, or if XinYiXun were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to fulfill their contractual obligations.

Holders of our Ordinary Shares are not holding shares of XinYiXun, the operating company, but instead are holding ordinary shares of UMeWorld Limited, a shell company that maintains VIE Agreements with XinYiXun.

Holders of our Ordinary Shares are not holding shares of XinYiXun, the operating company, but instead are holding ordinary shares of UMeWorld BVI, a shell company that maintains a series of service and management agreements, or VIE Agreements, with the associated operating company, XinYiXun. Should any or part of the VIE agreements become invalid, illegal or unenforceable under the laws, regulations or policies of PRC, the market price of our class A ordinary shares shall be likely to be adversely affected and the value of such shall decline greatly or even become completely worthless. As a result, you may lose part or all of your investment in our class A ordinary shares.

5

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections or investigation completely over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in Hong Kong, a jurisdiction where the PCAOB found it has been unable to conduct inspections or complete investigations of the audit work performed because of a position taken by the authorities in Hong Kong, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections or complete investigations of auditors in China and Hong Kong makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ordinary shares will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or as early as 2023 if proposed changes to the law are enacted. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The HFCAA, which was signed into law on December 18, 2020, states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. After we file this annual report on Form 20-F, we may be identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending September 30, 2023 which is due by January 31, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s control. If our shares are prohibited from trading in the United States, there is no certainty we will be able to list on any stock exchange or trading markets to facilitate the trading in our securities. Such a prohibition would substantially impair your ability to sell or purchase our ordinary shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ordinary shares. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares could be prohibited from trading in the United States as early as 2023.

6

In light of recent events indicating greater oversight by the CAC over data security, we may be subject to a variety of PRC laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business, our listing on the Over-the-counter Market, financial condition, results of operations, and the offering.

The regulatory requirements with respect to cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations, and significant changes, resulting in uncertainties about the scope of our responsibilities in that regard. Failure to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, may subject us to government enforcement actions and investigations, fines, penalties, suspension or disruption of our operations, among other things. The Cybersecurity Law, which was adopted by the National People’s Congress on November 7, 2016 and came into force on June 1, 2017, provide that personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and the Cybersecurity Review Measures which became effective on February 15, 2022, provided that if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC. Due to the lack of further interpretations, the exact scope of what constitute a “CIIO” remains unclear. Further, the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and also provides for a data classification and hierarchical protection system. The data classification and hierarchical protection system puts data into different groups according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations in case the data is falsified, damaged, disclosed, illegally obtained or illegally used. In addition, on December 28, 2021, a total of thirteen governmental departments of the PRC, including the PRC State Internet Information Office, issued the Measures of Cybersecurity Review, according to which, a cybersecurity review is conducted by the CAC, to assess potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Measures of Cybersecurity Review further, if effective, would require that critical information infrastructure operators and services and data processing operators that possess personal data of at least one (1) million users must apply for a review by the Cybersecurity Review Office of PRC, if they plan to conduct securities listings on foreign exchanges. In addition to the new Measures of Cybersecurity Review, it also remains uncertain whether any future regulatory changes would impose additional restrictions on companies like us.

As of the date of this report, we have not received any notice from any authorities identifying us as a CIIO or requiring us to undertake a cybersecurity review by the CAC. Further, we have not been subject to any penalties, fines, suspensions, investigations from any competent authorities for violation of the regulations or policies that have been issued by the CAC to date. According to the Cybersecurity Review Measures, we believe we may not be subject to the cybersecurity review by the CAC, given that: (i) our current operations do not possess personal information from more than one million users at this moment, (ii) we presently maintain and process all of our personal information data through China Mobile in the PRC; and (iii) data processed in our business is less likely to have a bearing on national security, thus it may not be classified as core or important data by the authorities. Therefore, we believe that we have complied with the regulations and policies issued by the CAC as of the date of this report.

However, it remains uncertain as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply therewith. However, we cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and we will not be subject to the cybersecurity review by the CAC or designated as a CIIO. We may experience disruptions to our operations should we be required to have a cybersecurity review by the CAC. Any cybersecurity review could also result in uncertainty to our Nasdaq listing, negative impacts on our share trading prices and diversion of our managerial and financial resources.

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In addition, the Company as a corporate group currently does not have any operations in Hong Kong except that UMeLook Hong Kong, our sole subsidiary in Hong Kong, may transfer funds within our corporate group in the future. We think that the legal and operational risks associated with operating in mainland China also may apply to UMeLook Hong Kong’s future limited activities in Hong Kong, to the extent applicable to the transfers of funds in Hong Kong, if Hong Kong adopts certain rules, regulations or policy guidance with respect to currency exchange control. However, we believe, without in reliance on the opinion of Hong Kong legal counsel, that any commensurate laws or regulations or regulatory actions in Hong Kong related to data security concerns in Hong Kong may have very minimum impact or no impact at all on the Company’s business and this offering because we currently do not have and do not plan to have any substantive operations, including any data-related operations, in Hong Kong. Due to our minimum activities in Hong Kong, we believe, without in reliance on the opinion of Hong Kong legal counsel, we are not subject to the regulations or policies that have been issued in Hong Kong relating to data security oversight.

Item 4. Information of the Company

C. Organizational Structure, page 31

In response to the Staff’s comments 8, 9 & 10, the Company propose to revise its disclosure as follows:

UMeWorld BVI is a holding company without substantive operations and we conduct our businesses through our subsidiaries and our consolidated VIE, or VIE. The chart below summarizes our corporate legal structure and identifies our significant subsidiaries and other entities that are material to our business as of the date of this annual report:

On April 16, 2021, the Company dissolved AlphaRx Canada Limited, a wholly-owned subsidiary which was incorporated in the Province of Ontario, Canada. The dissolution did not have a material impact on the Company’s consolidated financial statements.

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Contractual Arrangements Between XinYiXun And WFOE

Neither UMeWorld BVI nor any of its subsidiaries own any equity interest in XinYiXun. XinYiXun, all of its shareholders (collectively, the “XYX Shareholders”), and WFOE entered into a series of contractual arrangements, also known as VIE Agreements. The contractual arrangements with respect to the VIE are not equivalent to an equity ownership in the business of the VIE and the investors may never hold equity interests in XinYiXun unless the VIE Agreements are replaced with the direct ownership of XinYiXun by the WFOE. The VIE Agreements or the contractual structure is used to provide non-Chinese investors with exposure to foreign investment in China-based companies where Chinese laws impose certain restrictions on foreign ownership over such companies of certain categories which enables one to consolidate the financial results of the VIE in its consolidated financial statements under U.S. GAAP. We have evaluated the guidance in Financial Accounting Standards Board Accounting Standards Codification 810 and determined that we are regarded as the primary beneficiary of the VIE for accounting purposes, as a result of our direct ownership in the WFOE and the provisions of the VIE Agreements. Consequently, the Company consolidates the accounts of VIE for the periods presented. Any references to control or benefits that accrue to UMeWorld BVI because of the VIE Agreements are limited to, and subject to conditions we have satisfied for consolidation of the VIE under U.S. GAAP. The VIE is consolidated with UMeWorld BVI for accounting purposes but is not an entity in which UMeWorld BVI owns equity. UMeWorld BVI does not conduct any active operations and is the primary beneficiary of the VIE for accounting purposes.

In addition, the contractual agreements with the VIE have not been tested in court in China and this structure involves unique risks to investors. For example, the PRC government could disallow the VIE Arrangements, which would likely result in a material change in the Group’s operations and structure and significant change in the value of our securities, including it could cause the value of such securities to significantly decline or become worthless.

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The VIE Agreements include the following and are described in details below:

Exclusive Management Service Agreement

Pursuant to the Exclusive Management Services Agreement, we have the exclusive right to provide comprehensive technical and business support services to our consolidated VIE. Such services include conducting market research, offering strategic business advice and providing information technology services, advice on mergers and acquisitions, human resources management services, intellectual property licensing services, support for teaching activities and other services that the parties may mutually agree. Without the prior consent of the Company, our consolidated VIE may not accept such services from any third party. In addition, the consolidated VIE is entitled to pay a service fee to the Company, the amount of which is equal to its total revenue less any necessary costs, taxes and expenses. We have discretion to adjust and decide the amount to be paid by the consolidated VIE to us from time to time.

Proxy agreement

In order to ensure that we are able to make all of the decisions concerning the VIE, we have entered into a proxy agreement with the shareholders of the VIE. Pursuant to the proxy agreement, each of its shareholders has irrevocably appointed us as such shareholder’s attorney-in-fact to act for all matters pertaining to such shareholder’s equity interests in the VIE and to exercise all of their rights as shareholders, including but not limited to attending and voting at shareholders’ meetings. As such, we have the sole rights to designate and appoint directors and senior management members of the VIE. The proxy agreement will remain in effect until the respective shareholder ceases to hold any equity interest in the VIE.

Equity pledge agreement

In order to secure the performance of the VIE and its shareholders under the contractual arrangements, each shareholder of the VIE has undertaken to pledge all of their shares in the VIE to us. As of the date of this annual report, the share pledge has been registered with local PRC authorities. If the VIE or any of its shareholders breaches or defaults under any of the contractual arrangements, we have the right to require the transfer of the pledged equity interests in the VIE to us or our designee, to the extent permitted by laws, or require a sale of the pledged equity interest and have priority in any proceeds from the auction or sale of such pledged interests. Moreover, we have the right to collect any and all dividends in respect of the pledged equity interests during the term of the pledge. Unless the VIE and its shareholders have fully performed all of their obligations in accordance with the contractual arrangements and all debts have been fully paid by them to us, the equity pledge agreement will continue to remain in effect.

Exclusive Technology Consultation and Services Agreement

Pursuant to the Exclusive Technology and Services Agreement, we have the exclusive right to provide technical services to the consolidated VIE. In exchange, the consolidated VIE pays a service fee to us that is based on a predetermined formula based on the financial performance of the consolidated VIE. During the term of this agreement, we are entitled to adjust the service fee at our sole discretion without the consent of the consolidated VIE. We will exclusively own any intellectual property arising from the performance of this agreement.

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Call option agreement

In order to ensure that we are able to acquire all of the equity interests in the VIE at our discretion, we have entered into a call option agreement with the shareholders of the VIE. The option is exercisable by us at any time, provided that doing so is not prohibited by law. The exercise price under the option is the minimum amount required by law and any proceeds obtained by the respective shareholders through the transfer of their equity interests in the VIE shall be used for the repayment of the loans provided by us in accordance with the loan agreements. During the terms of the call option agreement, the shareholders will not grant a similar right or transfer any of the equity interests in the VIE to any party other than us or our designee, nor will such shareholder pledge, create or permit any security interest or similar encumbrance to be created on any of the equity interests. According to the call option agreement, the VIE cannot declare any profit distributions in any form without our prior consent. The call option agreement will remain in effect until the respective shareholder has transferred all of such shareholder’s equity interests in the VIE to us or our designee.

For accounting purposes, the Exclusive Management and Service Agreement, together with the Exclusive Technology and Services Agreement, Equity Pledge Agreement, Call Option Agreement, and the Proxy Agreement, enable WFOE to exercise effective control over XinYiXun, which in return enables us to consolidate the financial results of the VIE in our consolidated financial statements under U.S. GAAP.

As a result of these VIE agreements, UMeWorld BVI is currently the beneficiary of XinYiXun, and the Company as a group of corporate entities accordingly treats XinYiXun as its VIE under U.S. GAAP. We have evaluated the guidance in Financial Accounting Standards Board Accounting Standards Codification 810 and determined that we are regarded as the primary beneficiary of the VIE for accounting purposes, as a result of our direct ownership in WFOE and the provisions of the VIE Agreements. We consolidate the financial results of XinYiXun in our consolidated financial statements in accordance with U.S. GAAP.

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The following are the tabular form a condensed consolidating schedule that depict the results of operations, financial position, and cash flows for the parent, the subsidiary, WOFE, and the consolidated Variable Interest Entity for the years ended September 30, 2021 and 2020 respectively.

Condensed Consolidating Statements of Operations Information 2021

	Year Ended September 30, 2021
	Parent		Subsidiary – HK entity		WOFE		VIE	Elimination	Consolidated
Revenue – third parties	$		$		$		$2,832	$	$2,832
Cost of Revenue – third parties							19,641		19,641
Gross profit							(16,809)		(16,809)

Operating expenses		71,882		2,574		323	12,069		86,848
Loss from operations		(71,882)		(2,574)		(323)	(28,878)		(103,657)
Other income (expenses), net		(3,810)					31		(3,779)
Income tax expense
Net loss to the Company		(75,692)		(2,574)		(323)	(28,847)		(107,436)

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Condensed Consolidating Statements of Operations Information 2020

	Year Ended September 30, 2020
	Parent		Subsidiary – HK entity		WOFE		VIE	Elimination	Consolidated
Revenue – third parties	$		$		$		$4	$	$4
Cost of Revenue – third parties
Gross profit							4		4

Operating expenses		128,089		2,589		300	3,975		134,953
Loss from operations		(128,089)		(2,589)		(300)	(3,971)		(134,949)
Other income (expenses), net		(24,785)					10,770		(14,015)
Income tax expense
Net gain/(loss) to the Company		(152,874)		(2,589)		(300)	6,799		(148,964)

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Condensed Consolidating Balance Sheets Information 2021

	As of September 30, 2021
	Parent	Subsidiary – HK entity	WOFE	VIE	Elimination		Consolidated
Cash	$655	$4,139	$65	$2,961	$		$7,820
Deposit				2,494			2,494
Prepayment				26,649			26,649
Other receivables - Subsidiaries	2,002,736	137,119				(2,139,855)
Other receivables - VIE	443,221	2,229,569	19,316			(2,692,106)
Total current assets	2,446,612	2,370,827	19,381	32,104		(4,831,961)	36,963

Property and equipment, net				19,240			19,240
Investment into subsidiaries	200,000					(200,000)	0
Investment into WOFE		200,000				(200,000)	0
Total non-current assets	200,000	200,000		19,240		(400,000)	19,240
Total Assets	2,646,612	2,570,827	19,381	51,344		(5,231,961)	56,203

Accounts Payables	23,365						23,365
Due to related parties	220,124	(195,216)		3,047			27,955
Accrued liabilities & other payables	118,146	79,561	9,293	4,649			211,649
Other payables -subsidiaries	457,163	1,682,692		2,672,790		(4,812,645)
Other payables – WOFE				19,316		(19,316)
Total liabilities	818,798	1,567,037	9,293	2,699,802		(4,831,961)	262,969

Accumulated deficit	(28,498,500)	1,003,790	(189,912)	(3,190,308)			(30,874,930)
Other equity	30,326,314	0	200,000	541,850		(400,000)	30,668,164
Total equity	1,827,814	1,003,790	10,088	(2,648,458)		(400,000)	(206,766)

Total liabilities & stockholders’ equity	2,646,612	2,570,827	19,381	51,344		(5,231,961)	56,203

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Condensed Consolidating Balance Sheets Information 2020

	As of September 30, 2020
	Parent	Subsidiary – HK entity	WOFE	VIE	Elimination		Consolidated
Cash	$2,665	$8,393	$65	$5,767	$		$16,890
Deposit
Prepayment
Other receivables - Subsidiaries	3,208,028	214,493				(3,422,521)
Other receivables - VIE	361,303	2,229,569	18,646			(2,609,518)
Total current assets	3,571,996	2,452,455	18,711	5,767		(6,032,039)	16,890

Property and equipment, net
Investment into subsidiaries	200,001					(200,001)	0
Investment into WOFE		200,000				(200,000)	0
Total non-current assets	200,001	200,000				(400,001)	0
Total Assets	3,771,997	2,652,455	18,711	5,767		(6,432,040)	16,890

Accounts Payables	22,200						22,200
Due to related parties	176,722	(72,669)		8,098			112,151
Accrued liabilities & other payables	182,907	35,703	8,822	1,533			228,965
Other payables -subsidiaries	1,739,829	1,682,692		2,590,872		(6,013,393)	0
Other payables – WOFE				18,646		(18,646)	0
Total liabilities	2,121,658	1,645,726	8,822	2,619,149		(6,032,039)	363,316

Accumulated deficit	(28,427,175)	1,006,729	(190,111)	(3,155,233)			(30,765,790)
Other equity	30,077,514	0	200,000	541,851		(400,001)	30,419,364
Total equity	1,650,339	1,006,729	9,889	(2,613,382)		(400,001)	(346,426)

Total liabilities & stockholders’ equity	3,771,997	2,652,455	18,711	5,767		(6,432,040)	16,890

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Condensed Consolidating Statements of Cash Flows Information 2021

	Year Ended September 30, 2021
	Parent	Subsidiary – HK entity	WOFE	VIE	Elimination	Consolidated
Net cash provided by (used in) operating activities	$(48,185)	$(17,789)	$	$(54,170)	$	$(120,144)

Net cash provided by (used in) investing activities				(20,687)		(20,687)

Net cash provided by (used in) financing activities	248,800	(128,166)				120,634

Net increase (decrease) in cash and cash equivalents	(2,010)	(4,254)		(2,806)		(9,070)

Condensed Consolidating Statements of Cash Flows Information 2020

	Year Ended September 30, 2020
	Parent	Subsidiary – HK entity	WOFE	VIE	Elimination	Consolidated
Net cash provided by (used in) operating activities	$(66,865)	$(23,028)	$8,822	$15,390	$	$(65,681)

Net cash provided by (used in) investing activities

Net cash provided by (used in) financing activities	142,276	(78,992)		3,320		66,604

Net increase (decrease) in cash and cash equivalents	2,454	8,152		5,739		16,345

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Consolidation Financial Statements

Note2. Summary of Significant Accounting Policies

Cash, page F-11

In response to the Staff’s comment 11, the Company proposes to revise its disclosure as follows:

Cash and cash equivalents

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks in Hong Kong and China. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

As of September 30, 2021 and 2020, the Company had cash in the amount of $7,820 and $16,890, respectively.

Cash and Other Assets Transfers within our Organization

Cash may be transferred within our organization in the following manners: (i) UMeWorld BVI may transfer funds to our subsidiaries, including our PRC subsidiaries, by way of capital contributions or loans, through intermediate holding companies or otherwise; (ii) we and our intermediate holding subsidiaries may provide loans to our operating subsidiaries and vice versa; and (iii) our subsidiaries may make dividends or other distributions to us through intermediate holding companies or otherwise.

Under the existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (the “SAFE”) by complying with certain procedural requirements. Pursuant to the SAFE Circular 37, XinYiXun is allowed to pay dividends in foreign currencies to WFOE without prior approval from the SAFE, subject to the condition that the remittance of such dividends outside of the PRC shall comply with certain procedures under the PRC foreign exchange regulations applicable to PRC residents only. Approval from or registration with appropriate PRC government authorities is, however, required where RMB is to be converted into a foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for XinYiXun’s accounts with little advance notice.

In addition, the legal and operational risks associated with operating in mainland China also may apply to UMeLook Hong Kong’s future limited activities in Hong Kong, to the extent applicable to the transfers of funds in Hong Kong, if Hong Kong adopts certain rules, regulations or policy guidance with respect to currency exchange control.

Dividend Distribution

Current PRC regulations permit WFOE to pay dividends to UMeLook Hong Kong only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, in accordance with Article 166 of the PRC Company Law, each of the subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each such entity in China may further set aside a portion of its after-tax profits as the discretionary common reserve, although the amount to be set aside, if any, is determined at the discretion of such entities board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

As a holding company, UMeWorld BVI, may rely on dividends and other distributions on equity paid by our subsidiaries for our cash and liquidity requirements. As of the date of this report, none of our subsidiaries has made any dividends or other distributions to UMeWorld BVI, nor have we ever made a dividend or distribution to our shareholders. During the 2019, 2020 and 2021 fiscal years, no assets other than cash were transferred through our organization. UMeWorld BVI, through its intermediate holding companies, transferred $0 to its subsidiaries in China in fiscal year 2021. Our subsidiaries presently intend to retain any earnings to fund their operations and business expansions. We do not anticipate paying dividends or other distributions to our shareholders in the foreseeable future.

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If you need any additional information or have any follow up questions, please feel free to contact the undersigned at michael@umeworld.com.

Sincerely yours,

UMeWorld Limited

By:	/s/ Michael Lee
Name:	Michael Lee
Title:	Chief Executive Officer

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